January 21, 2014

Mr. Richard Ferguson
Chairman of the Board
Peoples Bancorp Inc.
Peoples Bank, National Association

Dear Richard:
I am writing to respectfully inform you that I intend to retire from the boards of Peoples Bancorp and Peoples Bank when my term ends at the 2014 Annual Meeting of Shareholders in April.
I am thankful for the opportunity to have served on the board these past 24 years.
I wish the board and the company continued success.
Sincerely,
/s/ THEODORE P. SAUBER
Theodore P. Sauber